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SECURITIE 04016435 ...SSION
... ...ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-000-33015~~

8-48131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America First Associates Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

94 Covert Avenue
(No. and Street)

Stewart Manor (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Ricupero 516-326-1745
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bloom & Co., LLP
(Name – *if individual, state last, first, middle name*)

50 Clinton St. (Address) Hempstead, (City) NY (State) 11550 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR - 4 2004 WASH, D.C. 187

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PS 3/31

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED APR 01 2004 THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Joseph Ricupero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America First Associates Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

FREDERICK PAUKER
NOTARY PUBLIC STATE OF NEW YORK
NO. 01PA4977315
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES FEBRUARY 4, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA FIRST ASSOCIATES CORPORATION
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

AMERICA FIRST ASSOCIATES CORPORATION
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

INDEX TO FINANCIAL STATEMENTS

Financial Statements and Independent Auditors Report

Report of Independent Auditors	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flow	5
Notes to Financial Statements	6

Supplementary Information

Computation of Net Capital, Aggregate Indebtedness and Reserve Requirements Under SEC Rule 15c3-3	14
Report on Internal Controls	15

BLOOM & CO. LLP. 50 CLINTON STREET. HEMPSTEAD. NEW YORK 11550. TEL: 516 - 486-5900
CERTIFIED PUBLIC ACCOUNTANTS FAX: 516 - 486-5476

STEVEN BLOOM, CPA
FREDERICK PAUKER, CPA
SIROUSSE TABRIZTCHI, Ph.D. CPA

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
America First Associates Corp.

We have audited the accompanying statement of financial condition of America First Associates Corp. (the Company) as of December 31, 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America First Associates Corp. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index to the financial statements is presented to comply with the rules and regulations under the Securities and Exchange Act of 1934 and is not otherwise a required part of the basic financial statements. The supplemental schedule for the year ending December 31, 2003 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bloom & Co., LLP
Certified Public Accountant
Hempstead, New York 11550
February 26, 2004

AMERICA FIRST ASSOCIATES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
Assets	
Cash and cash equivalents	$ 302,472
Securities owned- marketable at market	683,667
Deposit with clearinghouse organization	100,599
Accounts receivable	80,981
Office furniture and equipment, net of accumulated depreciation of $8,390	--
Prepaid expenses	21,448
Other assets	170
Total Assets	$ 1,189,337
Liabilities and shareholders' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 35,951
Commitments and contingencies	
Shareholders' equity:	
Common stock, $.001 par value, 20,000,000 shares Authorized and 8,568,200 shares issued and outstanding, on December 31, 2003.	8,568
Additional paid-in capital	1,996,680
Retained earnings	(851,862)
Total shareholders' equity	1,153,386
Total liabilities and shareholders' equity	$ 1,189,337

AMERICA FIRST ASSOCIATES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
Revenues:	
Commissions	$ 754,446
Gain on Investments	226,628
Interest and other income	8,878
Total Revenues	989,952
Expenses:	
Employee compensation and benefits	302,660
Clearing charges	169,286
Consulting and professional fees	44,319
Communications and data processing	19,884
Business development	16,982
Occupancy costs	131,120
Regulatory and registration fees	24,281
Depreciation and amortization	4,322
Travel and entertainment	13,968
Other expenses	66,260
Total expenses	793,082
Income (loss) before income taxes	196,870
Provision for income taxes	(79,000)
Tax benefit of loss carryforward	79,000
Net income	$ 196,870
Earnings per share	
Basic and Dilutive	$ 0.02
Weighted Average Common Stock Outstanding	8,855,260

The notes are an integral part of the Financial Statements

AMERICA FIRST ASSOCIATES CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31,

	Number Of shares Outstanding	Common Stock	Paid-in Capital	Retained Earnings	Shareholders' Equity
Balance, January 1, 2003	9,018,000	$ 9,018	$2,121,230	$(1,048,732)	$1,081,516
Common Stock Purchased and retired	(449,800)	(450)	(124,550)	--	(125,000)
Net Income	--	--	--	196,870	196,870
Balance, December 31, 2003	8,568,200	8,568	$1,996,680	$(851,862)	$1,153,386

The notes are an integral part of the Financial Statements

AMERICA FIRST ASSOCIATES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
Cash Flows from Operating Activities	
Net income	$ 196,870
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	4,322
Changes in assets and liabilities:	
(Increase) Decrease in operating assets:	
Due to/from from clearing organization-net	(80,981)
Securities owned	(372,700)
Prepaid expenses	(5,393)
Other assets	31,005
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(13,990)
Net cash used by operating activities	(240,867)
Cash Flows from Financing Activities:	
Purchase and retirement of common stock	(125,000)
Net decrease in cash	(365,867)
Cash, beginning	668,339
Cash, ending	$ 302,472
Supplemental cash flow disclosure:	
Income tax payments	$ 8,153
Interest payments	$ --
Supplemental Disclosure of Noncash Investing Activity:	
Write off of fully depreciated office furniture and equipment	$19,183

The notes are an integral part of the Financial Statements

AMERICA FIRST ASSOCIATES CORP.
NOTES TO THE FINANCIAL STATEMENT

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

America First Associates Corp. (the Company) is a Delaware Corporation that was formed in 1995 with one office located at 94 Covert Ave., Stewart Manor, NY 11530. The Company is a reporting, non-trading public company that serves as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital activities. The Company principally engages in executing general securities transactions on behalf of its clients.

The Company operates principally under a clearance agreement with another broker-dealer organization. Under the agreement, the contracted broker-dealer assumes and maintains the Company's customer accounts and performs custodial functions regarding customer securities. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement. The Company also provides on-line brokerage services for its customers.

The Company transacts its business with customers located throughout the United States.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

The Company maintains cash balances at a financial institution. The Federal Deposit Insurance Corporation up to $100,000 insures accounts at the institution.

AMERICA FIRST ASSOCIATES CORP.
NOTES TO THE FINANCIAL STATEMENT

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

As of December 31, 2003, the carrying value of the Company's financial instruments including cash, cash equivalents and cash deposits with clearing organization, receivables, accounts payable and accrued expenses approximate their fair values, based on the short-term maturities of these instruments.

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Securities Transactions Revenues

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Transactions Revenues(Continued)

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking Revenues

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions Income and Expenses

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees when earned are generally received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and

AMERICA FIRST ASSOCIATES CORP.
NOTES TO THE FINANCIAL STATEMENT

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	2003
Office Equipment	$ 8,390
Accumulated Depreciation	(8,390)
	--

Depreciation expense was $4,322, for the years ended December 2003.

NOTE 3. MARKETABLE SECURITIES

On December 31, 2003, the Company owned the following type securities:

	Cost	Market Value
Equities	$ 642,251	$ 683,669
Bonds(A)	100,000	100,599
Total	$ 742,251	$ 784,268

(A) Held as a deposit with the Company's clearing firm that maintains the customers' accounts.

Equities held on January 30, 2004 that were held on December 31, 2003 decreased in value by $4,233 or by less than 1%.

AMERICA FIRST ASSOCIATES CORP.
NOTES TO THE FINANCIAL STATEMENT

NOTE 4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties, primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issue of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 5. LEASE OBLIGATIONS TO PRINCIPAL SHAREHOLDER

On April 2, 2003 the principal shareholder and officer of the Company purchased the office building currently occupied by the Company, located at 94 Covert Avenue, Stewart Manor, NY. The shareholder used personal funds and a bonus of $230,000 received from the Company in partial payment for the acquisition cost. The bonus was later rescinded and returned, to provide the Company with additional working capital.

The Company has leased this office space from its major shareholder for a term of five years, with an option to extend the lease for additional five years. The lease began on April 2, 2003 and covers approximately 3,700 square feet. Aggregate annual future rentals for office space at December 31, 2003, are approximately as listed below:

2004	$ 60,000
2005	60,000
2006	60,000
2007	60,000
2008	60,000
	$ 360,000

Rent expense for 2003 was $121,300 of which $100,000 was paid to the principal shareholder.

NOTE 6. COMMITMENTS AND CONTINGENCIES

On April 2, 1997, the Company entered an agreement with U.S. Clearing Corp. (the USCC), a registered broker-dealer and a member of New York Stock Exchange to provide a facility for its customers to buy and sell securities. All Company's customer and proprietary accounts whether cash, margin or delivery are placed with and cleared by the USCC.

AMERICA FIRST ASSOCIATES CORP.
NOTES TO THE FINANCIAL STATEMENT

NOTE 6. COMMITMENTS AND CONTINGENCIES (Continued)

The Company is solely responsible for all compliance, supervisory and internal audit functions as they relate to its officers, employees, and associates. The Company is responsible for supervisory review of any accounts over which its officers, employees, or agents have discretionary authority. The NYSE, NASD, and SEC require the Company to be adequately knowledgeable regarding its customers and their investment objectives.

The USCC is responsible for complying with the NASD's Rules of Fair Practice, the Rules of Option Trading, and rules of other examining authorities.

The USCC has the custody of all securities in the accounts and registers them under the contract. For the securities that are traded over the counter, the USCC assumes the risk for the dealer with whom it executes transactions.

Under the agreement, the Company has financial liability under the following conditions:

1. In the case of purchases or sales of securities in an account, until the client has satisfactorily made settlement with the necessary cleared funds or securities.
2. Loss incurred in transactions with firms with which it deals on a principal basis.
3. Customer transactions and maintenance margin calls, until actual and complete payment is made to the USCC.
4. Losses incurred in connection with any check-writing privilege or debit or credit card services extended by a provider to the Company's customers introduced to the USCC.

In order to participate and takedown shares in an underwriting, the Company as a correspondent is required to have $250,000 in net capital and the Company Good Faith Deposit must be no less than 30% of its commitments.

NOTE 7. REPURCHASE OF SHARES

On August 21, 2003 the Company purchased from three of its shareholders 449,800 shares for $125,000, or $.28 per share. The three shareholders had originally paid $449,800 for the shares or $1 per share. The shares have been retired.

AMERICA FIRST ASSOCIATES CORP.
NOTES TO THE FINANCIAL STATEMENT

NOTE 8. PENSION PLAN

The Company has a defined contribution plan under section 401(K) of the Internal Revenue Code. The plan covers substantially all its employees, and provides for participants to defer salary, up to statutory limitations. The Company is not required to make a matching contribution.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2003, the Company had net capital of $1,022,896, which was $922,896 in excess of its required net capital of $100,000. The Company's net capital ration was .04 to 1.

NOTE 10. INCOME TAXES

At December 31, 2003, the Company had net operating loss carryforwards of approximately $897,100 which expire in 2022. This net operating loss carryforwards may be used to offset future taxable income.

At December 31, 2003, the Company has recorded a deferred tax asset of $356,000 resulting primarily from net operating loss carryforwards. The valuation allowance of $356,000 has been recorded against the deferred tax asset since it is more likely than not that it will not be realized. The valuation allowance of $433,000, for 2002, was reduced by $79,000 to recognize the tax benefit of loss carryforward in 2003. A reconciliation of income tax at the federal statutory income tax rate to total income taxes is as follows:

	2003
Computed at the federal Statutory rate of 34%	$ 66,000
State and local tax (benefit)	13,000
Benefit of Carryover	(79,000)
Valuation allowance adjustment	--
	$ --

AMERICA FIRST ASSOCIATES CORP.
NOTES TO THE FINANCIAL STATEMENT

NOTE 11. BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income, less the preferred stock dividend requirement), by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

AMERICA FIRST ASSOCIATES CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RESERVE REQUIREMENTS
DECEMBE 31, 2003

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital Stockholder's equity	$ 1,153,386
Deductions – Non-allowable assets:	
Prepaid expenses	21,448
Property and equipment	--
Investments not-readily marketable	--
Other Assets	170
Net capital before haircuts on securities Positions (tentative net capital)	1,131,768
Haircuts on securities positions:	
Corporate securities	99,925
Debt securities	2,012
Undue concentrations	6,935
Net capital, as defined	1,022,896
Minimum net capital required	100,000
Net capital in excess of minimum requirement	$ 922,896

Computation of aggregate Indebtedness

Accounts payable and other liablilites	$ 35,951

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} = \frac{35,951}{922,896} = .04$$

The ratio of aggregate indebtedness to net capital is .04 to 1 compared to the maximum allowable ratio of 15 to 1.

Computation for determination for reserve requirements
(Under Rule 15c3-3 of the Securities and Exchange Commission)

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

See accompanying auditor's report

REPORT ON INTERNAL CONTROL
(Required By Sec Rule 17a-5 F
With Exemption Form Sec Rule 15c3-3)

Board of Directors
America First Associates Corp.

In planning and performing our audit of the financial statements and supplemental schedules of America First Associates Corp. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bloom & Co., LLC
Hempstead, New York
February 26, 2004